EXHIBIT 99.2

Quarterly Results for 2007 and 2008

The following is a summary of select statement of operations data for each quarter in the years ended December 31, 2008 and 2007, and select balance sheet data as of the end of each quarterly period including the effects of the restatement for the quarters ended March 31, 2007, June 30, 2007, September 30, 2007, December 31, 2007, and March 31, 2008. The following tables and discussion provide only a summary of the effects of the restatement, do not include all line items that have been impacted by the restatement and should be read in conjunction with the restated consolidated financial statements contained in Note 2, “Restatement of Previously Issued Consolidated Financial Statements” and Note 19, “Quarterly Financial Information (Unaudited)” in the notes to the consolidated financial statements. The results for the quarters ended June 30, 2008, September 30, 2008 and December 31, 2008 were not previously reported, and therefore, are not being restated.

	First Quarter		Second Quarter	Third Quarter	Fourth Quarter
	March 31, 2008		June 30, 2008	September 30, 2008	December 31, 2008
	As Reported	As Restated
	(in thousands, except per share data)
Statements of Operations Data:
Product sales	$88,492	$75,125	$80,623	$70,202	$73,946
Royalties, fees and other	2,543	2,428	5,053	3,649	3,155
Total revenues	91,035	77,553	85,676	73,851	77,101
Gross profit	65,333	53,966	62,784	53,389	49,082
Operating expenses	52,785	50,415	66,171	58,876	81,309
Net income (loss)	9,264	2,231	(3,169)	(4,875)	(28,934)
Basic net income (loss) per share	$0.35	$0.08	$(0.12)	$(0.18)	$(1.08)
Diluted net income (loss) per share	$0.34	$0.08	$(0.12)	$(0.18)	$(1.08)

Balance Sheet Data:
Cash, cash equivalents, restricted cash equivalents and investments	$33,168	$33,094	$42,457	$39,604	$37,980
Working capital	151,918	115,268	105,686	105,893	41,197
Total assets	445,592	386,323	407,582	408,065	387,276
Long-term liabilities	67,364	66,900	62,584	63,583	10,058
Total stockholders’ equity	344,032	275,295	275,548	270,877	244,282

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter
	March 31, 2007		June 30, 2007		September 30, 2007		December 31, 2007
Fiscal 2007	As Reported	As Restated	As Reported	As Restated	As Reported	As Restated	As Reported	As Restated
	(in thousands, except per share data)
Statements of Operations Data:
Product sales	$71,001	$64,392	$76,606	$69,207	$75,492	$61,317	$84,497	$73,579
Royalties, fees and other	2,742	2,639	2,936	2,827	2,969	2,859	2,999	2,896
Total revenues	73,743	67,031	79,542	72,034	78,461	64,176	87,496	76,475
Gross profit	52,987	46,256	57,839	50,541	57,261	42,982	66,431	53,556
Operating expenses	44,049	42,895	44,790	42,762	43,826	41,680	48,678	70,685
Net income (loss)	7,136	3,151	10,413	7,285	11,122	1,658	14,509	(11,603)
Basic net income (loss) per share	$0.26	$0.12	$0.38	$0.27	$0.40	$0.06	$0.53	$(0.42)
Diluted net income (loss) per share	$0.25	$0.11	$0.37	$0.26	$0.39	$0.06	$0.50	$(0.42)

Balance Sheet Data:
Cash, cash equivalents, restricted cash equivalents and investments	$41,678	$41,679	$41,057	$41,057	$54,938	$54,939	$43,250	$43,176
Working capital	122,860	102,908	137,318	113,487	161,471	127,864	148,348	121,991
Total assets	386,317	371,642	393,026	374,737	415,891	386,902	450,068	397,947
Long-term liabilities	6,466	7,902	6,437	7,982	6,407	8,062	67,393	66,919
Total stockholders’ equity	331,241	314,782	346,619	326,188	372,789	338,839	340,503	281,053

2008

The restatement adjustments decreased net product sales for the quarter ended March 31, 2008 by $13.4 million, from $88.5 million as previously reported, to $75.1 million. Of this decrease, $7.0 million related to the Company’s application of revenue recognition policies associated with DiscoCare revenue and $6.4 million related to revenue recognition matters associated with other distributors, agents and customers. Net product sales for the quarter ended March 31, 2008 increased 16.7 percent compared to the quarter ended March 31, 2007 as a result of the introduction of new products, increase in sales volume as well as a favorable impact from exchange rates. The restatement decreased operating expenses $2.4 million, from $52.8 million as previously reported, to $50.4 million. For the quarter ended March 31, 2008, we had income from operations of $3.6 million compared to income from operations of $3.4 million for the same period in 2007. Cost of product sales and operating expenses as a percent of total revenue remained relatively consistent period over period. The restatement decreased net income for the quarter ended March 31, 2008 by $7.1 million, from $9.3 million as previously reported, to $2.2 million. The restatement decreased basic net income per common share for the quarter ended March 31, 2008 by $0.27, from $0.35 as previously reported, to $0.08. As of March 31, 2008, we had $115.3 million in working capital. Changes in working capital were primarily related to revenue recognition adjustments which decreased net accounts receivable balances by $9.6 million for the quarter ended March 31, 2008. Excluding our Credit Agreement, our principal sources of liquidity consisted of $33.1 million in cash, cash equivalents, restricted cash equivalents and investments at March 31, 2008.

Net product sales for the quarter ended June 30, 2008 were $80.6 million, an increase of 16.5 percent compared to the quarter ended June 30, 2007, a result of increases across all three business units and increase in our Americas and international markets. For the quarter ended June 30, 2008, we had a loss from operations of $3.4 million compared to income from operations of $7.8 million for the same period in 2007. Gyrus arbitration related expenses of $13.3 million were accrued in the second quarter of 2008 as general and administrative expenses. Net loss for the quarter ended June 30, 2008 was $3.2 million compared to a net income for the second quarter of 2007 of $7.3 million. As of June 30, 2008, we had $105.7 million in working capital. Excluding our Credit Agreement, our principal sources of liquidity consisted of $42.5 million in cash, cash equivalents, restricted cash equivalents and investments at June 30, 2008.

Net product sales for the quarter ended September 30, 2008 were $70.2 million, an increase of 14.5 percent compared to the quarter ended September 30, 2007, a result of increases across all three business units. International product sales increased in all three business units and were favorably impacted by distributor acquisitions that increased our direct market presence in Europe and Australia. For the quarter ended September 30, 2008, we had a loss from operations of $5.5 million compared to income from operations of $1.3 million for the same period in 2007. Investigation and restatement related costs were $5.5 million in the quarter ended September 30, 2008 and did not exist in the comparative quarter. Gyrus arbitration related expenses of $0.8 million were accrued in the third quarter of 2008 as general and administrative expenses. Net loss for the quarter ended September 30, 2008 was $4.9 million compared to a net income for the third quarter of 2007 of $1.7 million. As of September 30, 2008, we had $105.9 million in working capital. Excluding our Credit Agreement, our principal sources of liquidity consisted of $39.6 million in cash, cash equivalents, restricted cash equivalents and investments at September 30, 2008.

Net product sales for the quarter ended December 31, 2008 were $73.9 million, an increase of 0.5 percent compared to the quarter ended December 31, 2007, a result of increases primarily in the markets of the Americas. For the quarter ended December 31, 2008, we had a loss from operations of $32.2 million compared to a loss from operations of $17.1 million for the same period in 2007. Investigation and restatement related costs were $10.8 million in the quarter ended December 31, 2008. In the fourth quarter of 2008, we wrote off our entire $18.9 million of goodwill allocated to our Spine reporting unit. In the quarter ended December 31, 2007, our operating loss was attributable to a charge to operations of $25.0 million for the settlement of our pre-existing unfavorable contract with DiscoCare, Inc. Net loss for the quarter ended December 31, 2008 was $28.9 million compared to net loss for the fourth quarter of 2007 of $11.6 million. As of December 31, 2008, we had $41.2 million in working capital. Excluding our Credit Agreement, our principal sources of liquidity consisted of $38.0 million in cash, cash equivalents, restricted cash equivalents and investments at December 31, 2008.

2007

The restatement adjustments decreased net product sales for the quarter ended March 31, 2007 by $6.6 million, from $71.0 million as previously reported, to $64.4 million. Of this decrease, $5.0 million related to the Company’s application of revenue recognition policies associated with DiscoCare revenue and $1.6 million related to revenue recognition matters associated with other distributors, agents and customers. The restatement decreased operating expenses $1.1 million, from $44.0 million as previously reported, to $42.9 million. The restatement decreased the Company’s net income for the quarter ended March 31, 2007 by $3.9 million, from $7.1 million as previously reported, to $3.2 million. The restatement decreased basic net income per common share for the quarter ended March 31, 2007 by $0.14, from $0.26 as previously reported, to $0.12. As of March 31, 2007, we had $102.9 million in working capital. Changes in working capital were primarily related to revenue recognition adjustments which decreased net accounts receivable balances by $4.9 million for the quarter ended March 31, 2007. Our principal sources of liquidity consisted of $41.7 million in cash, cash equivalents and investments at March 31, 2007.

The restatement adjustments decreased net product sales for the quarter ended June 30, 2007 by $7.4 million, from $76.6 million as previously reported, to $69.2 million. Of this decrease, $5.5 million related to the Company’s application of revenue recognition policies associated with DiscoCare revenue, and $1.9 million related to revenue recognition matters associated with other distributors, agents and customers. The restatement decreased operating expenses $2.0 million, from $44.8 million as previously reported, to $42.8 million. The restatement decreased net income for the quarter ended June 30, 2007 by $3.1 million, from $10.4 million as previously reported, to $7.3 million. The restatement decreased basic net income per common share for the quarter ended June 30, 2007 by $0.11, from $0.38 as previously reported, to $0.27. As of June 30, 2007, we had $113.5 million in working capital. Changes in working capital were primarily related to revenue recognition adjustments which decreased net accounts receivable balances by $3.6 million for the quarter ended June 30, 2007. Our principal sources of liquidity consisted of $41.1 million in cash, cash equivalents and investments at June 30, 2007.

The restatement adjustments decreased net product sales for the quarter ended September 30, 2007 by $14.2 million, from $75.5 million as previously reported, to $61.3 million. Of this decrease, $8.0 million related to the Company’s application of revenue recognition policies associated with DiscoCare revenue, and $6.2 million related to revenue recognition matters associated with other distributors, agents and customers. The restatement decreased operating expenses $2.1 million, from $43.8 as previously reported, to $41.7 million. The restatement decreased the Company’s net income for the quarter ended September 30, 2007 by $9.4 million, from $11.1 million as previously reported, to $1.7 million. The restatement decreased basic net income per common share for the quarter ended September 30, 2007 by $0.34, from $0.40 as previously reported, to $0.06. As of September 30, 2007, we had $127.9 million in working capital. Changes in working capital were primarily related to revenue recognition adjustments which decreased net accounts receivable balances by $7.2 million for the quarter ended September 30, 2007. Our principal sources of liquidity consisted of $54.9 million in cash, cash equivalents, restricted cash equivalents and investments at September 30, 2007.

The restatement adjustments decreased net product sales for the quarter ended December 31, 2007 by $10.9 million, from $84.5 million as previously reported, to $73.6 million. Of this decrease, $12.3 million related to the Company’s application of revenue recognition policies associated with DiscoCare revenue. Net product sales increased by $1.3 million related to revenue recognition matters associated with other distributors, agents and customers. The restatement increased operating expenses $22.0 million, from $48.7 million as previously reported, to $70.7 million primarily due to a $25.0 million loss on a settlement of an unfavorable contract with DiscoCare. The restatement decreased net income for the quarter ended December 31, 2007 by $26.1 million, from $14.5 million as previously reported, to a net loss of $11.6 million. The restatement decreased basic net income per common share for the quarter ended December 31, 2007 by $0.95, from $0.53 as previously reported, to a loss per share of $0.42. As of December 31, 2007, we had $122.0 million in working capital. Changes in working capital were primarily related to revenue recognition adjustments which decreased net accounts receivable balances by $5.9 million for the quarter ended December 31, 2007. Our principal sources of liquidity consisted of $43.2 million in cash, cash equivalents, restricted cash equivalents and investments at December 31, 2007.